                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                    FORM 11-K


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

                  FOR THE FISCAL YEAR ENDED: DECEMBER 31, 2002


 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
                                     OF 1934

             FOR THE TRANSITION PERIOD FROM __________ TO __________


                         COMMISSION FILE NUMBER: 1-10147


              THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN

                            (FULL TITLE OF THE PLAN)


                        THE REYNOLDS AND REYNOLDS COMPANY

                   115 SOUTH LUDLOW STREET, DAYTON, OHIO 45402

           (NAME OF ISSUER AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)










                            THE REYNOLDS AND REYNOLDS
                             COMPANY 401(k) SAVINGS
                                      PLAN

                  FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002
                AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002
                         AND SUPPLEMENTAL SCHEDULE AS OF
                   DECEMBER 31, 2002 AND INDEPENDENT AUDITORS'
                                     REPORT

The Reynolds and
Reynolds Company
401(k) Savings Plan


Financial Statements as of December 31, 2002 and 2001 and for the Year Ended December
31, 2002 and Supplemental Schedule as of
December 31, 2002 and Independent Auditors'
Report

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

TABLE OF CONTENTS
------------------------------------------------------------------------------

                                                                                                      PAGE

INDEPENDENT AUDITORS' REPORT                                                                            1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
   AND FOR THE YEAR ENDED DECEMBER 31, 2002:

   Statements of Net Assets Available for Benefits                                                      2

   Statement of Changes in Net Assets Available for Benefits                                            3

   Notes to Financial Statements                                                                       4--7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002--

   Form 5500, Schedule H, Part IV, Line 4i--Schedule of Assets (Held at End of Year)                     9



All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT


The Reynolds and Reynolds Company
401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


DELOITTE & TOUCHE LLP

Dayton, Ohio
June 13, 2003

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

ASSETS                                                                   2002                2001
INVESTMENTS, At fair value:
  Mutual Funds                                                      $239,692,544        $262,400,865
  Brokerage Accounts                                                   3,701,069           4,268,819
  Participant Loans                                                  11,323,120          13,236,266
                                                                     -----------         ----------

           Total investments                                         254,716,733         279,905,950

CASH                                                                                         83,570
                                                                   ------------        ------------

           Total assets                                              254,716,733         279,989,520

LIABILITIES

Accrued expenses                                                        161,525             174,146
                                                                   -------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                  $254,555,208        $279,815,374
                                                                   =============       ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------

ADDITIONS:
  Participant contributions                                                     $ 16,629,586
  Employer contributions                                                           6,843,121
  Participant rollover contributions                                                 539,946
  Interest and dividends                                                           2,443,453
                                                                               -------------

           Total additions                                                        26,456,106
                                                                               -------------
DEDUCTIONS:
  Net depreciation in fair value of investments                                   34,288,235
  Distributions to participants                                                   17,002,190
  Administrative expenses                                                            425,847
                                                                               -------------

           Total deductions                                                       51,716,272
                                                                               -------------
NET DECREASE IN NET ASSETS AVAILABLE
  FOR BENEFITS                                                                   (25,260,166)

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                              279,815,374
                                                                               -------------

  End of year                                                                   $254,555,208
                                                                                ============


See notes to financial statements.

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2002 AND 2001 AND FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------


A.    DESCRIPTION OF THE PLAN

      The following description of The Reynolds and Reynolds Company 401(k) Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL--The Plan is a defined contribution savings plan and is subject to provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All salaried, non-union hourly and certain groups of union employees of The Reynolds and Reynolds Company (the "Company") are eligible to participate upon the first day of employment. The Plan is administered by a Committee appointed by the Company.

      CONTRIBUTIONS--Eligible employees may elect to become participants by contributing from 1% to 50% of their earnings through tax-deferred payroll deductions. The Company contributes an amount equal to 40% of the first 3% of a participant's contribution to the Plan. The Company also makes an additional employer discretionary contribution ("ERD") each year to eligible employees, which is a flat dollar amount that is the same for each participant. These contributions are made at the Company's discretion and currently are based on the Company's return on equity. ERD totaled $4,359,280 and $4,066,960 in 2002 and 2001, respectively.

      PARTICIPANT ACCOUNTS--Participants may invest their account balances in any of the 18 mutual funds or the participant directed brokerage account offered by the Plan. Each participant's account is credited with the participant's contribution and their proportionate share of the Company's contributions and the Plan's earnings. Allocations are based on daily valuation accounting, as provided in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      VESTING AND DISTRIBUTIONS--Participants' accounts, except for balances related to ERD, are fully vested at all times. Vesting in the ERD amounts is 0% until three years from the participant's hire date, at which time they become 100% vested. A participant who has reached the age of 59-1/2 may elect to withdraw all or a portion of their account.

      Participants may also apply for hardship withdrawals from their vested tax-deferred contribution accounts, subject to approval by the Plan's Committee.

      Distributions and withdrawals under this Plan are subject to federal income tax withholding as prescribed by Section 3405 of the Internal Revenue Code and the regulation thereunder or any other withholding required by law.

      LOANS--Participants may borrow from their account on the terms specified by the Committee. The maximum loan amount is defined in the Plan agreement and, in any case, cannot exceed the amount credited to the participant's account. A loan to a participant is funded by a reduction of the participant's 401(k) account prorated based on the current balance of each respective fund.

      The interest rate on loans is determined monthly using the prime rate of interest plus 1%. Interest on the loan is paid back directly into the participant's account. Loan repayments are made through payroll deductions but can be repaid in full at any time.

      FORFEITURE ACCOUNT--Funds that are forfeited by participants are transferred to a forfeiture holding account and invested in the JP Morgan Stable Value Fund. The forfeiture holding account is used to offset next year's ERD or Plan expenses. The account is also used to rebuild a rehired participant's account if the ERISA break-in-service rules determine the participant is entitled to any previously forfeited funds.

B.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      VALUATION OF GUARANTEED INVESTMENT CONTRACTS--The Plan's investment in the benefit responsive guaranteed investment contracts is valued at contract value which approximates fair value. Contract value represents contributions made by participants and the Company, plus interest at the contract rate, less withdrawals or transfers by participants.

      INVESTMENT VALUATION AND INCOME RECOGNITION--Investments are stated at fair value, determined by quoted prices in an active market, of the underlying assets of the funds. Security transactions are recorded on trade dates. Gains and losses are computed using the specific-identification method.

      The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

      PAYMENT OF BENEFITS--Benefits are recorded when paid.

      ADMINISTRATIVE EXPENSES--All administrative expenses are paid by the Plan.

C.    INVESTMENT CONTRACTS

      JP MORGAN STABLE VALUE FUND--The Plan has entered into various contracts issued by a variety of insurance companies and financial institutions. JP Morgan was the investment manager for this Fund as of December 31, 2002. At December 31, 2002, the fund included $79,106,298 of fully benefit responsive guaranteed investment contracts and wrapped bond portfolios with interest rates ranging from 3.43% to 7.64% and an average yield of 6.43% based on contract value and cash equivalents of $1,857,775. At December 31, 2001, this fund included $74,339,558 of fully benefit responsive guaranteed investment contracts and bond portfolios and cash equivalents of $917,559. No valuation reserves are recorded against these contracts.

D.    INCOME TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated February 20, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E.    RELATED-PARTY TRANSACTIONS

      Certain Plan investments are shares of common stock of The Reynolds and Reynolds Company, the Plan Sponsor, and shares of mutual funds managed by JP Morgan/American Century, the trustee of the Plan. These transactions qualify as party-in-interest transactions.

F.    INVESTMENTS

      The Plan's investments that represented five percent or more of the Plan's net assets available for benefits are as follows:

                                                                  DECEMBER 31, 2002               DECEMBER 31, 2001
                                                              -------------------------       --------------------------

                                                                 NUMBER                          NUMBER
                                                                   OF            FAIR              OF             FAIR
                                                                 SHARES         VALUE            SHARES          VALUE
         JP Morgan Stable Value Fund                             751,445   $ 80,964,073          752,571    $ 75,257,117
         Barclays Global Investors S&P 500 Stock Fund            695,624     17,613,192          698,559      22,717,124
         American Century International Growth Fund                                            1,840,627      14,688,209
         American Century Growth Fund                          1,243,740     18,034,231        1,325,974      25,962,580
         American Century Heritage Fund                        2,282,053     20,903,604        2,510,133      27,285,150
         American Century Strategic Alloc: Moderate Fund       2,513,499     13,195,870        2,515,426      14,866,168
         PIMCO Capital Appreciation Fund                       1,982,429     24,859,663        2,171,388      35,480,480

      During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $34,288,235 as follows:

         Mutual Funds                                                       $33,321,867
         Participant Directed Brokerage Accounts                                966,368
                                                                            -----------

                                                                            $34,288,235
                                                                            ===========

G.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, all benefits will be distributed to participants and beneficiaries in proportion to their respective account balances.

                                     ******

                              SUPPLEMENTAL SCHEDULE

THE REYNOLDS AND REYNOLDS COMPANY
401(k) SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV,  LINE 4i--SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2002
------------------------------------------------------------------------------------------------------------------------

                                                                       (c)
                        (B)                            DESCRIPTION OF INVESTMENT INCLUDING                  (e)
           IDENTITY OF ISSUER, BORROWER,           MATURITY DATE, RATE OF INTEREST, COLLATERAL,           CURRENT
  (a)         LESSOR OR SIMILAR PARTY                         PAR OR MATURITY VALUE                        VALUE

       Mutual Funds:
   *     American Century                        Small Cap Value, 677,485 shares                        $  4,613,671
   *     American Century                        Growth, 1,243,740 shares                                 18,034,231
   *     American Century                        Heritage, 2,282,053 shares                               20,903,604
   *     American Century                        International Growth, 1,770,915 shares                   11,316,147
   *     American Century                        Strategic Alloc: Aggr, 67,713 shares                        372,423
   *     American Century                        Strategic Alloc: Cons, 134,668 shares                       654,485
   *     American Century                        Strategic Alloc: Mod, 2,513,499 shares                   13,195,870
         Barclays                                EAFE Equity Index, 76,427 shares                            486,073
         Barclays                                Extended Equity Market, 88,132 shares                       825,796
         Barclays                                Global Investors S&P 500 Stock, 695,624 shares           17,613,192
         Barclays                                Lehman Aggregate Bond Index, 221,989 shares               2,601,712
         Franklin                                Small Cap Growth, 343,007 shares                          7,529,002
   *     JP Morgan                               Stable Value, 751,445 shares                             80,964,073
         Lord Abbett                             Affiliated--Class A, 570,991 shares                       6,012,533
         MFS                                     Investors Growth Stock, 938,114 shares                    8,658,788
         Neuberger & Berman                      Genesis Trust, 351,469 shares                             9,890,336
         PIMCO                                   Capital Appreciation, 1,982,429 shares                   24,859,663
         PIMCO                                   Total Return, 1,046,012 shares                           11,160,945
                                                                                                        ------------

                  Total Mutual Funds                                                                     239,692,544
                                                                                                        ------------

       Brokerage Accounts:
   *     American Century Brokerage Accounts     Various investments                                       3,256,796
   *     The Reynolds and Reynolds Company       Common stock, 17,443 shares                                 444,273
                                                                                                        ------------

                  Total Brokerage Accounts                                                                 3,701,069
                                                                                                        ------------

       Participant Loans                         Interest rates ranging from 5.48% to 10%                 11,323,120
                                                                                                        ------------

       TOTAL                                                                                            $254,716,733
                                                                                                        ============

*  Party-in-interest.
Column (d) has been omitted because it is not applicable.

SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                          THE REYNOLDS AND REYNOLDS COMPANY 401(K) SAVINGS PLAN



                          /s/ Dale L. Medford
                          -----------------------------------------
                          Dale L. Medford, Executive Vice President
                          and Chief Financial Officer


Dated: June 25, 2003